Animas Resources Ltd.	TSX-V: ANI

#410 - 325 Howe St., Vancouver, BC Canada V6C 1Z7 • Tel: 604-687-6197 • Fax: 1-888-889-4874 •

April 29, 2013	NR 13 - 4

Animas Resources Private Placement Terms Amended

Animas Resources Ltd. (TSX.V: “ANI”, OTCBB: “ANIMF”) announces that the non-brokered private placement announced on April 4, 2013 for gross proceeds of $600,000 has been amended and it will be closed shortly. The terms of the offering were amended to change the unit price from $0.06 to $0.05 per unit. Each unit includes one common share and one common share purchase warrant to buy another common share at $0.10 for 36 months.

Certain previous strategic supporters of Animas and its Directors have participated in the financing and increased their positions. The support of the current shareholder group is a significant benefit to Animas in working to achieve its goals of re-establishing Animas’ Santa Gertrudis Gold Project as a producing gold mine.

The private placement of 12,000,000 units at $0.05 per unit (the “Unit”) is subject to the approval of the TSX Venture Exchange.  All securities issued will be subject to a four-month hold period from the date of issuance.  Upon completion of the offering, Animas will have 71,130,884 common shares issued and outstanding.

The funds will be used to complete the transaction with Dore King Min SA de CV (“DKM”) as previously announced on February 25, 2013, and for working capital. Under the Letter of Intent with DKM, DKM has agreed to provide all the funding working towards permitting, development, construction, and restarting gold production at the Santa Gertrudis Gold Project. If successful, cash flow from the gold production operations will be split on a 50/50 basis between Animas and DKM.

No feasibility study, pre-feasibility study or preliminary economic assessment has been completed for the Santa Gertrudis Gold Project and there is no certainty such an operation will be economically viable. Only a National Instrument 43-101 (“NI 43-101”) compliant mineral resource estimate has been completed for the Santa Gertrudis project.

About Animas Resources Ltd.

Animas Resources Ltd., a North American mineral resource company focused on acquisition and discovery, consolidated the Santa Teresa District’s Santa Gertrudis precious metal and related deposits and prospects within a 562 square kilometer land holding.  Our mission is to grow Animas through development, discovery and acquisition of high-quality mineral deposits and to build upon the historic gold resource base at Santa Gertrudis, Mexico, and maintain a pipeline of only the highest quality projects.

This news release was prepared by Company management, who take full responsibility for its content. The technical disclosure in this press release has been reviewed by John R. Wilson, a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators, and the President and CEO of Animas.

For additional information, contact Animas Resources Ltd. at 604-687-6197, or you may register to receive future news releases at www.animasresources.com.

     “John R. Wilson”

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John R. Wilson, President & CEO

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release contains "forward-looking information" which may include, but is not limited to, statements with respect to drilling plans, timing of our planned NI 43-101 resource report, timing of assays, resource estimates, projections, our planned exploration and drilling  programs, the availability of future financing for exploration and other plans, projections, estimates and expectations.  Such forward-looking statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions, including, the risks and uncertainties outlined in our most recent financial statements and reports and registration statement filed with the Canadian securities administrators (available at www.sedar.com). Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected.